Exhibit 99.4

FORM OF INDEPENDENT AUDITOR CONSENT

CONSENT OF DELOITTE & TOUCHE, LLP

Great Lakes Power Inc.
Suite 300, BCE Place
181 Bay Street, Box 762
Toronto, Ontario M5J 2T3

Independent Auditors’ Consent

We consent to the use of our report dated February 7, 2003, appearing in this Annual Report on Form 40-F of Great Lakes Power Inc. for the year ended December 31, 2002.

/s/ Deloitte & Touche, LLP

Deloitte & Touche, LLP Chartered Accountants

Toronto, Ontario
February 7, 2003